Dechert LLP

Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036-6797

+1 212 698 3500 Main

+1 212 698 3599 Fax

Allison Fumai

Partner

allison.fumai@dechert.com

+1 212 698 3526 Direct

+1 212 698 3599 Fax

April 1, 2026

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, DC 20549

Attn:	Lulu Cheng
David Lin

Re:	Morgan Stanley Bitcoin Trust Amendment No. 3 to Registration Statement on Form S-1 Filed March 27, 2026 File No. 333-292586

Ladies and Gentlemen:

On behalf of our client, Morgan Stanley Bitcoin Trust (the “Trust” or the “Registrant”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated March 31, 2026 (the “Comment Letter”), relating to the Trust’s Registration Statement on Form S-1 (File No. 333-292586) filed with the Commission on March 27, 2026 (the “Registration Statement”). On behalf of the Trust, we are concurrently filing via EDGAR Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 (the “Pre-Effective Amendment”).

Amendment No. 3 to Registration Statement on Form S-1
General

Comment 1.	We note that section 7.04 of the Trust Agreement filed as Exhibit 3.2 includes a provision that limits the rights of shareholders to bring a derivative action. Please address the following points in your next amendment or response letter, as applicable:

•	Include risk factor disclosure highlighting the material risks related to this provision, including how it will impact your investors and the difficulties that shareholders may have in attempting to locate other shareholders to reach the 10% threshold for derivative actions.

April 1, 2026 Page 2

•	Revise your disclosure to clarify how you will determine whether the ownership threshold has been met.

•	Disclose any uncertainty regarding the enforceability of this provision under federal or state law.

•	We note that section 7.04 states that if a provision thereof “is found to violate the U.S. federal securities laws, including the 1940 Act, then such provision shall not apply to any claims asserted under such U.S. federal securities law.” Please revise your disclosure to clarify whether the provision applies to claims under the federal securities laws, and ensure that section 7.04 is consistent with your revised disclosure. For example, if the provision does not apply to actions arising under the federal securities laws, ensure that the provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.

•	To the extent the provision applies to federal securities law claims, (i) disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and (ii) provide us with your legal analysis explaining how application of this provision to derivative rights of action under the federal securities laws is consistent with the federal securities laws’ anti-waiver provisions.

Response 1.            With respect to the Staff’s comment, we have added a risk factor to page 61 and 62 of the Pre-Effective Amendment, which also clarifies how the Trust will determine whether the threshold has been met and addresses the uncertainty regarding the enforceability of the provision. The Trust has also filed a revised form of Amended and Restated Trust Agreement to clarify that the provision does not apply to actions arising under the federal securities laws.

April 1, 2026 Page 3

Risk Factors
Other Risks
The exclusive jurisdiction for certain types of actions and proceedings, page 60

Comment 2.	We note your disclosure that “pursuant to the Trust Agreement, [the exclusive jurisdiction provision] shall not apply to causes of actions for violations of U.S. federal or state securities laws,” and that “causes of actions for violations of the Exchange Act or the 1933 Act will not be governed by the waiver of the right to trial by jury provision of the Trust Agreement.” However, we are unable to locate such provisions within Section 13.12 of the Trust Agreement. Please direct us to the portion of the Trust Agreement that contains these provisions.

Response 2.           With respect to the Staff’s comment, we have filed a revised form of Amended and Restated Trust Agreement as an exhibit to the Pre-Effective Amendment with an explicit statement to this effect in Section 13.12.

Custody of the Trust’s Assets, page 84

Comment 3.	We note your disclosure on page 85 and elsewhere that, “The Trust, the Delegated Sponsor and the service providers will not loan or pledge the Trust’s assets, nor will the Trust’s assets, serve as collateral for any loan or similar arrangement.” We also note that your prior filings included the phrase “other than in connection with the Post-Trade Financing Agreement” as an exception to this statement. Given your retention of references to the terms “Lender,” “Financing Fee” and “Trade Credits” in the prospectus, please supplementally confirm whether the Trust’s assets will serve as collateral for any loan or similar arrangement (e.g., in connection with any agreement with the Lender or otherwise), and revise your disclosure if applicable.

Response 3.           We have updated disclosure throughout the Pre-Effective Amendment to disclose the Trade Financing Agreement as an exception to the statement that the Trust’s assets will not serve as collateral for any loan or similar arrangement on pages 86, 99, 101 and 120 of the Pre-Effective Amendment and expanded disclosure regarding the Trade Financing Agreement on pages 91 and 92 of the Pre-Effective Amendment.

April 1, 2026 Page 4

Part II
Item 16. Exhibits and Financial Statement Schedules, page II-2

Comment 4.	We note your disclosure identifying Coinbase Credit, Inc. as the “Lender” and references to “Trade Credits” and the “Financing Fee” in the prospectus. Please file any material agreements relating to your use of Trade Credits as an exhibit to the registration statement pursuant to Item 601 of Regulation S-K or explain why you are not required to do so. Please refer to prior comment 20 in our letter dated February 11, 2026 and your response in your letter dated March 4, 2026 whereby you confirmed that the “Post-Trade Financing Agreement will be filed in subsequent amendments.”

Response 4.           As noted in Response 3 above, we have included additional disclosure regarding the Trade Financing Agreement in the Pre-Effective Amendment and, in response to this comment, we have filed a form of Trade Financing Agreement as an exhibit to the Pre-Effective Amendment.

*                      *                      *

April 1, 2026 Page 5

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best Regards,

/s/ Allison Fumai

Allison Fumai

cc:           Scott Steel, Morgan Stanley Investment Management Inc.

Mary E. Mullin, Esq., Morgan Stanley Investment Management Inc.

Anna Tomczyk, Esq., Dechert LLP

Neel Maitra, Esq., Dechert LLP